
05008375

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Metabolic Pharmaceuticals Limited

*CURRENT ADDRESS Level 3, 509 St. Kilda Road
Melbourne, Victoria 3004
Australia

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 34880 FISCAL YEAR 6/30/03

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: [illegible]
DAT : 5/26/05

19



82-34880 metabolic

29 September, 2003

The Companies Section,
The Australian Stock Exchange Limited,
530 Collins Street,
MELBOURNE, VIC 3000

6-30-03
ARLS

Dear Sir/Madam,

Re: 2003 Annual Report and Notice of Annual General Meeting

Please find attached the Annual Report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2003 together with the Notice of Annual General Meeting.

The Annual General Meeting of the company will be held at 10.00 a.m. on Thursday, 30 October 2003 at the St. Kilda Road Parkview Hotel, 562 St. Kilda Road, Melbourne, Victoria.

The above documents will be despatched to shareholders today.

Yours sincerely

David Kenley
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 95 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au



metabolic



ANNUAL REPORT 2003



ANNUAL REPORT 2003

Metabolic is developing innovative therapies to satisfy large and unmet markets.

Metabolic

Contents

Directors and other Corporate Information

Directors

Dr Arthur Emmett MB, BS (Chairman)

Dr Chris Belyea BSc(Hons), PhD, FIPAA (Managing Director)

Dr Evert Vos BSc(Hons), BMedSci, PhD, MD, MFPM

Associate Prof. Frank Ng BSc, PhD

Dr Roland Scollay, BSc, PhD

Company Secretary

David Kenley BEc, MEI, CPA

Company

Metabolic Pharmaceuticals Limited
ACN 083 866 862

Registered Office

Level 3, 509 St Kilda Road
Melbourne, Victoria 3004
Phone +61 3 9860 5700

Bankers

Australia and New Zealand Banking Group Limited
Melbourne, Victoria 3000

Auditors

Ernst & Young
120 Collins Street
Melbourne, Victoria 3000

Solicitors

Minter Ellison
Rialto Towers, 525 Collins Street
Melbourne, Victoria 3000

Share Register

Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
Phone+613 9611 5711

Stock Exchange Listing

Metabolic Pharmaceuticals Limited shares are quoted on the Australian Stock Exchange (ASX code: MBP)

Website

www.metabolic.com.au

Metabolic's research laboratory located at the Baker Heart Research Institute AMREP site, Melbourne

PRINCIPAL ACTIVITIES

The principal activities of the Company during and since the period under review were to:

- advance the clinical development of obesity drug AOD9604 by completing a series of Phase 2A human clinical trials, preparing for the commencement of a 300-patient multi-centre Phase 2B clinical trial, ongoing toxicology studies and manufacturing development
- continue the evaluation of the AOD technology for veterinary applications
- continue preclinical evaluation of other compounds in three separate therapeutic areas – type 2 diabetes, osteoporosis and iron overload
- evaluate other potential compounds for possible in-licensing.

Metabolic is building a development pipeline of pharmaceutical compounds with the strategic aim of providing new drugs for world markets. Our primary focus is to develop our most advanced compound, AOD9604, through clinical trials with the aim of providing a new, improved prescription obesity drug.

During the period under review, excellent progress was made in the clinical development of AOD9604, with promising results from the completion of a series of Phase 2A human clinical trials.

OVERALL OPERATING STRATEGY

The Company's operating strategy is to make optimum use of outsourcing to expert contractors and consultants on a worldwide basis in order to gain access to the best possible expertise in each facet of the Company's development operations. Metabolic's contracting and consultancy network is worldwide, concentrated mostly in North America and Europe, covering all aspects of the drug development process including toxicology, manufacture, formulation, clinical trials and regulatory advice.

These outsourcing activities are closely controlled by the Company's management and Board, which has the benefit of substantial skills and experience in the clinical development of drugs, the management of research and high level decision-making in the international pharmaceutical industry.

In tandem with these outsourcing activities is the need for a laboratory infrastructure to support some aspects of the preclinical and clinical development, together with scientific research into basic mechanisms of our development compounds. Metabolic has gradually expanded an in-house capability in this respect through a dedicated laboratory at the Baker Institute AMREP site in Melbourne.

To accommodate the Company's expansion, in early September 2003 Metabolic's head office was moved from Toorak to larger premises in St Kilda Rd, Melbourne. This office is next door to the Company's primary patent attorneys and also a short walk from the Company's laboratory at the Baker Institute.

ADVANCED OBESITY DRUG AOD9604

Background

Obesity is a condition now suffered by more than 20 percent of the adult population in developed countries and over 300 million adults worldwide. In addition, 50 percent of adults in developed countries are overweight and are potential candidates for pharmaceutical intervention. Obesity is the western world's most common health problem.

In recent years, increasing emphasis has been placed by governments throughout the western world on this growing public health concern. One study found that obesity is nearly three times more dangerous than smoking, with the health costs of the obese 77 percent higher than the non-obese, compared with 28 percent higher for smokers.

The US Food and Drug Administration (FDA) has now publicly signalled its intention to smooth the regulatory path for approval of obesity drugs. In a speech to the Harvard School of Public Health on 1 July 2003, FDA commissioner Mark B McClellan, MD, PhD commented:

Obesity is the western world's most common health problem

"…. one key part of the FDA's new medical innovation initiative is to try to facilitate the development of better treatments for obesity and diabetes. These are areas where we think regulatory pathways could be improved or better defined, and where we intend to give priority attention to potentially valuable new products. In the past, the FDA has approved a number of anti-obesity therapies, but we've received only two products that demonstrated some effectiveness in achieving long-term weight loss without unacceptable side effects. That's not enough, and we're trying to do something about it. So our new working groups are already meeting, and we expect them to issue new regulatory guidance on the most efficient ways to demonstrate that a new product is safe and effective, to reduce the high cost and uncertainty of developing new products in these key areas…"

Because existing medications for obesity fall well short of satisfying the needs of patients, the development of improved obesity medications is a high opportunity research area. Existing drugs act primarily to suppress food intake either by affecting the brain to reduce appetite or by affecting the gut to reduce absorption of dietary fat. The best results achieved in clinical trials with the existing prescription drugs show that there is considerable room for improvement in both efficacy and side effect profile.

Metabolic's Obesity Technology

Metabolic's candidate obesity drug, AOD9604, discovered at Monash University, acts specifically on the body's fat cells to enhance the breakdown of stored fats and inhibit the synthesis of new fat. This result is biochemically similar to the slimming effects of physical exercise. AOD9604 has proven to be effective in reducing obesity in laboratory animals through once daily oral administration. Animal tests have shown no effect on food intake.

The drug is modelled on the active fat reducing portion of the human growth hormone molecule. Growth hormone occurs naturally in the body and is involved in promoting growth, particularly in children. However, it also has pronounced effects on body fat. Specifically, previous research has shown that:

- Growth hormone administration to obese patients increases energy expenditure and reduces fat mass
- Physical exercise increases growth hormone levels
- Patients suffering from growth hormone deficiency are typically obese as well as short
- Acromegalic patients, who have excess growth hormone, are unusually lean as well as tall
- Levels of growth hormone decline with age. Older generally means fatter.

Scientists at Monash University have shown that, when dosed to animals, AOD9604 has the fat-reducing effects of the intact growth hormone without its other unwanted effects.

The Directors believe that AOD9604 may provide a safer and more effective treatment for obesity than currently available drugs or others currently known to be in clinical development. The anticipated absence of side effects on mood or digestion would lead to a high level of doctor and patient acceptance.

Clinical Development – Progress and Next Steps

Obesity treatments capture the public imagination and over the centuries many compounds derived from natural plant or animal extracts have been sold accompanied by extravagant weight reducing claims. Such compounds have rarely, if ever, been subjected to the rigors of proper scientific testing.

By contrast, the development of a new prescription pharmaceutical such as AOD9604 is a serious, expensive and rigorous process involving several years of testing. The end point of this development is an approved pharmaceutical which doctors can prescribe to their patients with

Levels of growth hormone decline with age. Older generally means fatter.


4

informed knowledge that the drug has been shown to have clinically significant effects in treating patients and that the side effects, if any, have been documented and understood.

Having passed the first phase of clinical development (Phase 1) in 2001, two double-blind placebo-controlled single-dose Phase 2A trials in obese male subjects in 2002 showed positive results, establishing that the drug is active on fat metabolism after both intravenous and oral administration, with encouraging trends in weight reduction measured one week after the single dose.

Beginning in Q4 of 2002, a double-blind placebo-controlled multiple dose Phase 2A study was then conducted in 36 obese males, involving one week of daily treatment in a hospital setting. The results of the study announced in Q1 2003 further supported the accumulating evidence that the drug is well tolerated and has the expected pharmacological activity. Weight loss trends were again shown in the same dose response pattern as seen in previous trials.

Following these encouraging results, the decision was taken to design the next study as a definitive weight loss study (Phase 2B) sufficient to support entry into the final stage of clinical development, Phase 3. The double-blind placebo-controlled Phase 2B study will involve three months of daily dosing in 300 obese males and females and is scheduled to commence in October 2003.

In the meantime animal toxicology studies to support the Phase 2B human study have been completed with favourable results, and further studies to support the longer term Phase 3 studies are well-advanced. To ensure supply of sufficient compound for Phase 3 studies, contracts have been initiated with three separate synthesis companies, each of which will competitively quote to supply the required trial material.

Phase 3, the final step in the clinical trial process, is expected to require about 1500 patients treated for up to two years, and in tandem there is a requirement for manufacturing plant construction to meet the expected worldwide market demand on obtaining marketing approval. It is common practice for biotech companies such as Metabolic to negotiate an exclusive marketing and distribution deal with a major pharmaceutical company that pays for these more expensive stages, in return for upfront and milestone payments together with royalties on sales.

Metabolic expects to follow the partnering path in some form, and will continue to engage in discussions with several potential partners over the next year. The Company's policy is to assess partnering opportunities on the basis of the maximum long-term value to be gained by shareholders, the importance of exercising control over the further development of projects and the practicalities of further self-financing. Joint venture deal structures which involve cost sharing with the partner in exchange for sharing of the worldwide marketing rights are of particular interest to the Company.

Market Scale Manufacturing Development

As the lead time for development of a market scale manufacturing process is several years, and comparable in duration to the continuing clinical trial timescale, it is important to commence the manufacturing development process early.

Substantial progress was made during the period under review. As indicated in the last report, focus has concentrated on production in *E.coli* microbial cells, a well-established process, as the most economical method at very large scale.

A feasibility study with Adelaide-based biotech manufacturing company BresaGen gave positive results, indicating that the BresaGen process was capable of providing AOD9604 from *E.coli* microbial cells at sufficient yields and having identical chemical and biological characteristics to the current chemically synthesised version. A further study is now under way with BresaGen to define the conditions for large scale manufacture and purification which will form the basis of a future design for the market scale manufacturing plant.

Government support

In August 2003 the Industry Research and Development (IR&D) Board approved a grant to Metabolic of up to $2.1 million in dollar-for-dollar funding under the Commonwealth Government's R&D START Program to be used in the conduct of the Company's Phase 2B clinical trial of AOD9604.

Publications

The following publications summarise the preclinical and clinical data on AOD9604:

Clinical abstracts

Wittert GA, Belyea C, Vos E, Herd C. *Safety and Pharmacodynamic Effects of Anti-Obesity Compound AOD9604 in Obese Male Patients - Results from a Phase IIA, Double-Blind, Placebo-Controlled Study.* Presented at the Australian Health and Medical Research Congress in Melbourne, November 2002.

Wittert GA, Belyea C, Vos E, Herd C. *Safety and Pharmacodynamic Effects of Anti-Obesity Compound AOD9604 in Obese Men - Results from a Phase IIA, Double-Blind, Placebo-Controlled Study.* Presented at the Endocrine Society 85th Annual Meeting in Philadelphia, June 2003.

Herd C, Wittert G, Belyea C, Vos E. *Safety and Tolerability of Anti-Obesity Compound AOD9604 in Obese Men - Results from a Phase IIA, Double-Blind, Placebo-Controlled Study.* To be presented at the North American Association for the Study of Obesity Meeting to be held in Fort Lauderdale, October 2003.

Clinical Publications

Wittert GA, Belyea C, Vos E, Herd C. *A Phase IIA study to assess the safety, tolerability and pharmacodynamic effects of single intravenous doses of AOD9604 in adult male obese subjects.* To be submitted.

Wittert GA, Belyea C, Vos E, Herd C. *Phase IIA studies assessing the safety, tolerability and pharmacodynamic effects of single and multiple oral doses of AOD9604 in adult male obese subjects.* To be submitted.

Pre clinical Publications

Heffernan MA, Summers RJ, Thorburn A, Ogru E, Gianello R, Jiang WJ, Ng FM. *The effects of human GH and its lipolytic fragment (AOD9604) on lipid metabolism following chronic treatment in obese mice and beta(3)-AR knock-out mice.* Endocrinology. 2001 Dec;142(12):5182-9.

Heffernan MA, Thorburn AW, Fam B, Summers R, Conway-Campbell B, Waters MJ, Ng FM. *Increase of fat oxidation and weight loss in obese mice caused by chronic treatment with human growth hormone or a modified C-terminal fragment.* International Journal of Obesity & Related Metabolic Disorders. 2001 Oct;25(10):1442-9.

Ng FM, Jiang WJ, Gianello R, Pitt S, Roupas P. *Molecular and cellular actions of a structural domain of human growth hormone (AOD9401) on lipid metabolism in Zucker fatty rats.* J Mol Endocrinol. 2000 Dec;25(3):287-298.

Ogru E, Wilson J, Heffernan M, Jiang WJ, Chalmers DK, Lialnaski R, Ng FM. *The conformational and biological analysis of a cyclic anti-obesity peptide from the C-terminal domain of human growth hormone.* J Pept Res. 2000 Dec;56(6):388-97.

Ng FM, Sun J, Ublnaki R, Jiang WJ, Gianello R. *Metabolic studies of a synthetic lipolytic domain (AOD9604) of human growth hormone.* Horm Res. 2000 Nov;53(6):274-278.

Heffernan MA, Jiang WJ, Thorburn AW, Ng FM. *Effects of oral administration of a synthetic fragment of human growth hormone on lipid metabolism.* Am J Physiol Endocrinol Metab. 2000 Sep;279(3):E501-7.

Natera SH, Jiang WJ, Ng FM. *Reduction of cumulative body weight gain and adipose tissue mass in obese mice: response to chronic treatment with synthetic hGH 177-191 peptide.* Biochem Mol Biol Int. 1994 Aug;33(5):1011-21.

Wijaya E, Ng FM. *Effect of an antilipogenic fragment of human growth hormone on glucose transport in rat adipocytes.* Biochem Mol Biol Int. 1993 Nov;31(3):543-52.

Wu Z, Ng FM. *Antilipogenic action of synthetic C-terminal sequence 177-191 of human growth hormone.* Biochem Mol Biol Int. 1993 May;30(1):187-96.

Patents

Over the last five years, Metabolic's original patents have matured to grant in the US and other key regions. Several patent families have been generated in relation to the AOD technology - all intended to continually extend the wall of patent protection:

- The original patent filed in 1994 has already been granted in two separate US patents, Australia and New Zealand and is awaiting examination in Canada and Japan. It covers the use of compounds derived from a fragment of growth hormone for treatment of obesity, and encompasses the use of AOD9604 for obesity.
- A patent family filed in 1998 covers AOD9604 as a product, regardless of use. This patent is now granted in Australia and is under national examination in the US, Europe and other key markets.
- A patent application filed in 2000 broadly claims the idea of a GM food engineered to contain AOD9604 or similar compounds. It has cleared the international stage of examination and is awaiting national examination in the US and Europe.
- An international patent application filed in May 2003 broadly claims the use of AOD9604 and similar compounds to treat mood disorders. Our clinical trials show short-term treatment using AOD9604 delivers a slightly improved sense of physical and mental wellbeing. Growth hormone - from which AOD9604 has been designed - is already recognised for delivering positive changes in perceived wellbeing.

Veterinary Applications of AOD9604

There are quantifiable economic benefits to pig farmers in reducing the amount of back fat on their pigs, as the price paid to the farmer for the carcass is dependent on back fat. It is anticipated that AOD9604 may be able to be manufactured at very low marginal cost in the form of an animal food additive. The potential total market for a pig product is about A$500 million a year, based on pig populations in the US and Europe and industry standard pricing assumptions. Actual revenues would depend upon market penetration. Growth hormone is already sold into this market as a once-a-day injectable, and it is anticipated that an AOD9604 food additive would offer similar back fat reduction without the disadvantages of the injections.

It has previously been established that AOD9604 after a single administration in obese pigs shows fat metabolic changes after either intravenous or oral administration. This is a necessary condition for an AOD9604-containing food to be effective in pigs.

Metabolic has been working with SemBioSys Genetics Inc. of Canada to assess the feasibility of producing a genetically modified (GM) food containing AOD9604.

In a study during the period under review, Metabolic measured blood levels of the drug in pigs after feeding them small amounts of crushed prototype GM AOD9604 seed developed and supplied by SemBioSys. The outcome was successful, indicating efficient absorption of drug from the gut. From this result, we believe it is feasible that a small portion of a fat reducing GM food could be successfully fed to pigs or companion animals as part of their daily diet.

Further work on the veterinary applications, including fat reduction studies, will be conducted once a genetically-modified foodstuff ...

Researcher at Metabolic's laboratory culturing adipose cells for analysis of AOD9604 activity

In coming months, we expect to choose a technology partner for GM seed production from among several candidate companies operating in the field of seed transgenesis.

ADD9918/ADD9922 FOR TYPE 2 DIABETES

Background

Metabolic's second area of focus is type 2 diabetes.

Type 2 diabetes is expected to grow to epidemic proportions in the 21st century due to the ageing baby boomer population, greater prevalence of obesity and sedentary lifestyles. Type 2 diabetes is characterised by an impairment in the body's ability to efficiently manufacture or properly use the hormone insulin which helps regulate the body's blood sugar levels. While the first line of disease management includes diet modification, weight loss and exercise, many patients eventually require daily insulin to control their blood sugar levels.

It is estimated that 20 percent of the US population have some degree of insulin resistance, including 11 percent with impaired glucose tolerance and 6 percent with type 2 diabetes.

Diabetes, if left untreated, or if poorly treated, can lead to a variety of life threatening complications such as blindness, kidney disease, heart disease and stroke. In the US, total costs, including those related to diabetes treatments as well as lost productivity, exceed US$100 billion a year.

The total US diabetes medication market in 1997 was US$2.1 billion and this is expected to experience steady growth as a result of an increasing diabetic population, higher levels of patient education and awareness, increased diagnoses and higher compliance to monitoring guidelines.

There are two principal established treatments for type 2 diabetes – sulfonylureas such as glibenclamide, and metformin. The sulfonylureas, the most widely used, act by increasing the amount of insulin provided by the pancreas. Metformin acts mainly by lowering the amount of glucose produced by the liver. At least 20-40 percent of patients on these drugs are unable to achieve the appropriate control over blood glucose. Each year, a further 5 -10 percent of patients who initially do achieve control over blood glucose lose that control after continued treatment.

Opportunities exist for new drugs for type 2 diabetes with better efficacy and safety, particularly for safer and more powerful oral insulin sensitizing compounds which have the effect of lowering blood glucose without increasing circulating levels of insulin. Several new insulin sensitising drugs of the class known as thiazolidinediones were introduced into the market in 1998 and 1999. The first of this class, troglitazone, was withdrawn from the market this year due to unacceptable liver toxicity. The next generation of type 2 diabetes drugs is likely to involve new classes of drug acting by improved and safer mechanisms of insulin sensitization.

Laboratory research by Assoc. Prof. Ng and his co-workers at Monash University have identified a class of compounds which alleviate diabetic conditions in animal experiments by a novel insulin sensitizing mechanism. The compounds are analogs (slight modifications) of a functional region of the human insulin molecule.

Progress

During the period under review, scientists at the Metabolic laboratory made progress on identifying the likely cause of inconsistent results from some experiments performed in the previous year. The cause appears to relate to manufacturing specifications, and further *in vivo* experiments will commence soon on new batches of compound.

Next Steps

Once the previous *in vivo* results are reproduced, the process of selection of a lead candidate will resume.

Patents

An international patent application filed in March 2001 has passed preliminary examination and has entered national phase.

MBP0201 FOR IRON OVERLOAD

Background

MBP0201 is an iron chelator compound for the treatment of iron overload conditions. The project was licensed from Sydney's Heart Research Institute in March 2002.

At present, the chelator used to treat iron overload, desferrioxamine (DFO), suffers from a number of serious disadvantages, including:

- DFO is not orally effective and requires long subcutaneous infusions of 12-24 h/day, five-six days a week, which results in very poor compliance
- DFO is expensive to manufacture and cannot be used in poorer countries where the Fe overload disease beta-thalassemia predominates e.g. South East Asia, India, and parts of Asia (many markets are therefore ignored)
- DFO is hydrophilic and does not effectively penetrate cell membranes to bind intracellular Fe pools.

A safe and effective orally administered iron chelator could:

- Compete very favourably with the existing treatments, and become the treatment of choice for controlling iron overload in the treatment of beta-thalassemia and sickle cell anemia
- Expand the market by becoming more often used in the treatment of patients with more common iron overload conditions, such as hereditary hemochromatosis (0.5 percent of the US population).

Since 1984 world-leading expert in iron metabolism, Dr Des Richardson, and others, have extensively studied a class of compounds based on the chelator Pyridoxal Isonicotinoyl Hydrazone (PIH). These ligands effectively overcome the disadvantages of DFO therapy. In particular, the PIH group of chelators are non-toxic, orally effective and more efficient than DFO in terms of inducing Fe excretion and are very simple and economical to prepare. These chelators were not patented prior to publication and were never developed.

Dr Richardson has used the knowledge derived from his previous studies on the PIH class of compounds to investigate a new group of iron chelators. These ligands are known as the PCIH analogues and patents have been applied for. Some of these chelators show higher activity than PIH or DFO *in vitro* and are non-toxic.

Progress

In the previous period the Company reported that confirmation was obtained on the oral activity of MBP0201 in rodents.

In August 2002 the Industry Research and Development (IR&D) Board approved a grant to Metabolic under the Biotechnology Innovation Fund for this project, providing up to $234,700 in dollar-for-dollar funding over two years.

Testing of the efficacy and tolerability of MBP0201 in animal models of iron overload is currently in progress. These tests are expected to be complete in late 2003.

Next Steps

A decision on whether to proceed with clinical development of MBP0201 will be made following completion of the animal tests in models of iron overload in late 2003. If a decision is made to proceed, formal preclinical toxicity tests will commence.

Publications

The following are the key publications of Prof Richardson and co-workers in this technology:

Becker E and Richardson DR. *Development of novel Aroylhydrazone ligands for iron chelation therapy: 2-Pyridylcarboxaldehyde isonicotinoyl hydrazone analogs.* J Lab Clin Med 1999;134: 510-21

Richardson DR, Mouralian C, Ponka P, Becker E. *Development of potential iron chelators for the treatment of Friedreich's ataxia: ligands that mobilize mitochondrial iron.* Biochimica et Biophysica Acta 62029 (2001) 1-8.

Patents

International application PCT/AU00/01050, covering MBP0201 and its uses, has been exclusively licensed to Metabolic. The application is now in the national phase of examination in key world markets.

MBP0250 AND MBP0260 FOR OSTEOPOROSIS

Background

MBP0250 and MBP0260 are Amylin 1-8 amide and Adrenomedullin 27-25 amide respectively, invented by Prof. Ian Reid and Assoc. Prof. Jillian Cornish at the Auckland University Bone Research Group. They are being developed primarily for the treatment of osteoporosis and in March 2002 were exclusively licensed to Metabolic from Auckland Uniservices Ltd.

The hormone amylin has been known for many years to have stimulatory effects on osteoblasts, the bone-building cells, but it also has profound effects on sugar metabolism and vascular effects which prevent its use in patients to build new bone. The Auckland scientists discovered that a small fragment of amylin (MBP0250) retains the osteoblast enhancing properties of amylin but does not have amylin's other unwanted effects. They also made an analogous discovery in relation to the hormone adrenomedullin, inventing the fragment of adrenomedullin now codenamed MBP0260.

Both compounds can be dosed to high levels in rodents without apparent ill effect and show bone building effects on one daily subcutaneous dosing of a similar magnitude to PTH, the major competing class of bone anabolic compounds in research. It is anticipated that MBP0250 and MBP0260 will be superior to PTH-based therapies for osteoporosis in these respects:

- No vascular effects – headache is a major dose-limiting side effect of PTH
- More even bone growth – PTH causes uneven bone growth, and even reduces bone in some areas
- No hypercalcemia – PTH causes raised levels of calcium in the blood due to its uneven effects on bone.

Progress

Since activating our project in March 2002, the company has embarked on a program of further preclinical assessment of MBP0250 and MBP0260 in animal models of osteoporosis and other bone models. These studies have so far identified the likely dose range over which bone building activity is observed, and further experiments are being performed to provide confirmation.

Next Steps

Sufficient animal efficacy data may be obtained by early 2004 to provide a decision point on whether to advance one of MBP0250 and MBP0260 to preclinical safety studies in preparation for clinical trials.

Publications

The following key publications describe the work of the Auckland group:

Naot D, Callon K, Grey A, Cooper G, Reid I and Cornish J. *A potential role for Adrenomedullin as a local regulator of bone growth.* Endocrinology 142: 1849-1857, 2001

Cornish J, Naot D, Callon K, Bava U, Coy D, Mulvey T, Murray M, Cooper G, and Reid I. *Systemic administration of Adrenomedullin(27-52) increases bone volume and strength in male mice.* Journal of Endocrinology (2001) 170, 251-257.

Cornish J, Callon KE, Coy DH, Jiang NY, Xiao L, Cooper GJ, Reid IR. *Adrenomedullin is a potent stimulator of osteoblastic activity in vitro and in vivo.* Am J Physiol. 1997 273(6 Pt 1):E1113-20.

Cornish J, Callon KE, Gasser JA, Bava U, Gardiner EM, Coy DH, Cooper GJ, Reid IR. *Systemic administration of a novel octapeptide, amylin-(1-8), increases bone volume in male mice.* Am J Physiol Endocrinol Metab. 2000 279(4):E730-5.

Cornish J, Callon KE, King AR, Cooper GJ, Reid IR. *Systemic administration of amylin increases bone mass, linear growth, and adiposity in adult male mice.* Am J Physiol. 1998 275(4 Pt 1):E694-9.

Cornish J, Callon KE, Lin CQ, Xiao CL, Mulvey TB, Coy DH, Cooper GJ, Reid IR. *Dissociation of the effects of amylin on osteoblast proliferation and bone resorption.* Am J Physiol. 1998 274(5 Pt 1):E827-33

Patents

Metabolic is the exclusive licensee of patents of the Auckland group in relation to these compounds.

Patents are granted in the US in relation to MBP0250 and are pending in Europe, Canada, Japan and Australia. US and Australian patents are granted in relation to MBP0260 and are pending in Europe, Japan, and Canada.

ACV1 FOR PAIN

Background

Immediately prior to the finalisation of this Managing Director's report, the Company announced the in-licensing of an exciting new compound from Associate Prof Bruce Livett at Melbourne University and co-inventors.

ACV1 is a peptide compound discovered in the venom of the Australian marine cone snail Conus Victoriae which has been found to have profound analgesic properties. Cone shells have evolved a rich cocktail of peptides in their venom, which together act by a variety of mechanisms in the nervous system to quickly immobilize or kill their prey. The potential of cone snail venoms as a source of new therapies has been recognised for many years, and the first such compound to be commercialised is the analgesic Ziconotide from Elan Pharmaceuticals. Ziconotide acts by blocking a component of the central nervous system called the N-type calcium channel, and while it produces substantial relief from pain, also causes substantial side effects at the same dose levels, and must be injected directly into the spine to reduce adverse reductions in blood pressure. ACV1 acts by an entirely novel mechanism, specifically blocking a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). It can be administered by convenient routes such as subcutaneous injections without apparent adverse effect, providing substantial pain relief in models of nerve injury, with this area of pain control having the greatest need for improved drugs. An additional unique feature is that ACV1 also appears to accelerate the functional recovery of injured nerves.

The precise mechanisms for neuropathic (nerve) pain are not well understood. In contrast to acute and inflammatory pain, the mechanisms of neuropathic pain cannot be described in terms of tissue injury; instead, they are thought to result from abberant activity of damaged nerves. There are still no therapies approved specifically for the treatment of neuropathic pain, which typically responds poorly to conventional opioids such as morphine and anti-inflammatory analgesics. Current therapy for neuropathic pain relies largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have well-documented side-effects and only limited efficacy for this indication.

Analysts predict that a safe and effective therapy for this condition would gain immediate acceptance by doctors, and with the annual market for analgesics to treat neuropathic pain estimated at several billion dollars, could potentially reap similar rewards to the blockbuster COX-2-selective anti-inflammatory analgesics serving the arthritis pain market such as Celebrex.

Progress

The inventors of ACV1 have amassed a large amount of efficacy data on the compound in animal models, and independent tests are consistent with their findings. The company has therefore decided to progress the compound immediately into preclinical toxicity studies, taking second place behind AOD9604. Manufacturing of batches of ACV1 and preliminary testing is already underway.

Next Steps

Formal preclinical toxicity studies are expected to commence in early 2004. The first clinical indication for which ACV1 is likely to be targeted is neuropathic pain associated with diabetes, a market with billion dollar potential each year.

Publications

A paper detailing ACV1 has recently been published:

Sandall et al (2003). *A novel alpha-conotoxin identified by gene sequencing is active in suppressing the vascular response to selective stimulation of sensory nerves in vivo.* Biochemistry (2003 Jun10: 42(22): 6904-11)

Patents

International Patent Application No. PCT/AU02/00411 covers the ACV1 compound and the analgesic uses of a broad class of compounds blocking the neuronal nAChR, and has been exclusively licensed to Metabolic. The application is entering national phase in key markets.

NEW COMMERCIAL OPPORTUNITIES

Despite already having a rich resource of potential development compounds in our portfolio, the Company will continue to expend substantial energy seeking out and evaluating new opportunities, as the addition of the best of these inventions, such as ACV1, will help ensure the expansion, diversification and prosperity of Metabolic.

The Company's approach is to concentrate on compounds close to readiness for formal preclinical development rather than basic early-stage research.

OUTLOOK

Metabolic continues to achieve important clinical milestones on obesity drug AOD9604, and looks forward to an exciting 2004 which may well be a company-transforming year.

The Company is in a strong financial position with $14 million cash on hand, sufficient to reach the key milestone of completion of Phase 2B trials on AOD9604.


Dr Arthur Emmett MB, BS (Chairman)


Dr Chris Belyea BSc(Hons), PhD, FIPAA (Managing Director)


Dr Evert Vos BSc(Hons), BMedSc, PhD, MD, MFPM


Associate Prof Frank Ng BSc, PhD

Dr Roland Scollay, BSc, PhD

The Board of Directors of Metabolic Pharmaceuticals Limited (Metabolic) resolved to submit the following report together with the accounts for the financial year ended 30 June 2003.

DIRECTORS

The names of the Directors of the Company in office at the date of this report, their qualifications, experience and special responsibilities are:

Dr Arthur Emmett (Chairman), MB, BS

Dr Chris Belyea (Managing Director), BSc(Hons), PhD, FIPAA

Dr Evert Vos, BSc(Hons), BMedSc, PhD, MD, MFPM

Associate Prof Frank Ng, BSc, MS, PhD

Dr Roland Scollay, BSc, PhD

All Directors held their position as a director throughout the entire financial year and up to the date of this report with the exception of Dr Roland Scollay who was appointed on 19 November 2002. Professor Peter Darvall retired from the board on 19 November 2002.

Dr Arthur Emmett

Dr Arthur Emmett, who is Non-Executive Chairman of the Board, received a medical degree at Sydney University in 1959. For seven years from 1971 he was Medical Director of the Australian Affiliates of G.D. Searle, Parke Davis and W.S. Merrell.

Dr Emmett spent the next 20 years with Ciba Geigy (now Novartis). In 1983 he was appointed Business Head North America, UK and the Nordic area based in Switzerland and in 1988 was made Head of Worldwide Medical Affairs. In 1989 he was appointed Senior Vice-President, Medical and Public Affairs based in the US. In 1994 he was appointed President and Vice-Chairman of the Board of Beijing Ciba Geigy Pharma Ltd. Since 1997 Dr Emmett has periodically acted as a health care consultant in China.

Dr Chris Belyea

Dr Chris Belyea, who is the Managing Director of the Company, received his PhD in physics from the University of Melbourne and is a registered patent attorney. From 1991 Dr. Belyea was a patent attorney with Griffith Hack & Co. and in 1996 joined Circadian Technologies Limited as Licensing and Projects Manager. In 1998 he became the founding Managing Director of Metabolic and occupied dual roles with Metabolic and Circadian until devoting his activities full-time to Metabolic in 2001. He was also the founding Managing Director of Antisense Therapeutics Limited in 2000, which listed on the ASX in 2001, and remains on its Board as a non-executive Director.

Associate Professor Frank Man-Woon Ng

Associate Professor Frank Ng, a Non-Executive Director of the Company, received his PhD in biochemistry and molecular biology at the University of Hull, England in 1966. He is the principal inventor of the Company's obesity drug and insulin sensitising compounds. He is widely known for his work over three decades on the metabolic actions of human growth hormone. He is a member of the Australasian Society for the Study of Obesity, the Australian Diabetes Society, Endocrine Society of Australia and the President of the Chinese Australian Academic Society (Vic). He has been in research and education on endocrinology and human nutrition at Monash University since 1967. As a former member of the University Academic Board and the Medical Faculty Board, Associate Professor Ng remains at Monash University and is a consultant to Metabolic on scientific issues.

Dr Evert Vos

Dr Evert Vos, a Non-Executive Director of the Company, received an honours degree in physiology and a PhD in pharmacology from the University of Alberta in Canada. He also has a medical degree from Memorial University of Newfoundland. Over the past 20 years he has gained extensive experience in the pharmaceutical industry, working initially with Smith Kline & French (now Glaxo Smith Kline), and subsequently with Ciba Geigy Canada (now Novartis) as Director of Clinical Investigation. For 11 years until 1997 he was a member of the management committee as Vice-President for Medical Affairs and Research and Development for Ciba Pharmaceuticals. He has served on the Boards of several scientific societies, as well as on national committees including the Medical Research Council of Canada. Until 2002, Dr Vos held the full-time position of Director of Medical Regulatory Affairs. He has since moved to the US and continues to contribute as a consultant to Metabolic as Medical Director.

Dr Roland Scollay

Dr Roland Scollay, a Non-Executive Director of the Company since November 2002, graduated in science at Australian National University in 1968 and gained his PhD in immunology at John Curtin School of Medical Research in 1972. He is currently the Director of Commercialisation within the Faculty of Medicine, Nursing & Health Sciences at Monash University. After more than 14 years' experience with the prestigious Walter and Eliza Hall Institute in Melbourne and serving as the Deputy Director and Senior Principal Research Fellow at the Centenary Institute of Cancer Medicine and Cell Biology at the University of Sydney, Dr Scollay moved to the US in 1996 and worked initially with SyStemix Inc and Genetic Therapy Inc. (now owned by Novartis) and subsequently Genteric Inc. a small, San Francisco-based start-up company as its President and Chief Executive Officer. He is also currently a director of ViaCell, a private Boston based biotech company.


David Kenley BEc, MEI, CPA

COMPANY SECRETARY

Mr David Kenley, BEc, MEI, CPA

Mr David Kenley, CFO and Company Secretary, holds a Masters degree in Entrepreneurship and Innovation, a degree in economics and is a CPA. In his career he has gained substantial experience in the commercialisation of Australia's research efforts. He has previously held the positions of Finance Manager at Sirotech, the commercial arm of CSIRO, where he managed the largest licence portfolio in the southern hemisphere and CSIRO's equity portfolio. He was also Business Manager of the Austin Research Institute where he was responsible for licensing and commercialising the Institute's intellectual property. He is also the Company Secretary of Axon Instruments Inc. and was intimately involved in the Initial Public Offerings for Optiscan Imaging Limited, Metabolic and Axon Instruments, Inc.

PRINCIPAL ACTIVITIES

The Company's mission is to develop therapies for diseases that have application to large and poorly served markets worldwide.

The principal activities of the Company during the financial year were to:

- Conduct two Phase 2A human clinical trials on obesity drug AOD9604, and commence preparations for a multi-centre Phase 2B clinical trial
- Continue preclinical evaluation of several compounds as potential therapies for Type 2 diabetes, osteoporosis and iron overload diseases
- Evaluate other potential compounds for possible in-licensing.

REVIEW OF OPERATIONS

During the period under review, excellent progress was made on the Company's main project, obesity drug AOD9604.

Following receipt of successful results from Phase 2A trials of AOD9604 by intravenous injection, a similar trial by oral administration in 2002 confirmed viability of the oral route of administration, demonstrating the expected changes in fat metabolism after a single dose compared to placebo. A further trial reported in March 2003 established safety and tolerability in obese subjects after one week of daily oral doses in a hospital setting, and also showed trends of the expected magnitude in body weight reduction compared to placebo, at the anticipated dose levels.

REVIEW OF OPERATIONS (cont.)

By the end of the period under review, preparations were well advanced for a 300-patient Phase 2B clinical trial at five *Australian centres to study effects on weight* from three months of daily oral dosing of AOD9604 at five different dose levels and placebo.

A feasibility study for recombinant market scale manufacturing of AOD9604 conducted at BresaGen Limited confirmed that efficient production of AOD9604 by this route was in principle achievable, and a further study with BresaGen to define the process conditions for market scale manufacture was commenced. Three competitor contractors were also engaged to develop large scale means of *manufacture of AOD9604 by chemical* synthesis suitable for Phase 3 clinical studies.

A further significant finding during the year was that useful levels of drug were absorbed by pigs fed a crushed GM seed containing AOD9604 grown by Canadian partner *SemBioSys, and preliminary discussions were* held with SemBioSys and other potential partners for the development of a GM crop for veterinary use.

Preclinical evaluation continued on the Company's three other projects, in Type 2 diabetes, osteoporosis and iron overload. A government BIF grant was awarded to the Company in relation to the iron overload project.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

In the next financial year the Company expects to:

- Commence and complete Phase 2B clinical trials on AOD9604
- Progress the development of the Company's pipeline of other projects
- Continue to evaluate new in-licensing opportunities.

In the opinion of the Directors it would prejudice the Interests of the Company to provide additional information, except as contained in this report, relating to likely developments in the operations of the Company.

RESULTS

The loss of the Company for the year ended 30 June 2003 after provision for income tax of nil was $8,570,079 ($2002: $5,731,276). This result has been achieved after fully expensing all research and development and patent costs totalling $8,013,887. Income for the period totalled $585,050 representing interest and grant income. The Company has no borrowings and at 30 June 2003 cash reserves of $6,850,000.

DIRECTORS' SHAREHOLDINGS *AND DECLARED INTERESTS*

As at the date of this report the interests of the Directors in the shares and employee options of the Company are:

Director	Ordinary Shares	Employee Options
A Emmett	136,500	500,000
C Belyea	141,000	1,000,000
E Vos	50,000	1,000,000
F Ng	-	1,000,000
P Darvall	-	250,000

As at 30 June 2003 and as at the date of this report no Director has an interest in any contract or proposed contract with Metabolic other than as disclosed in this report.

DIRECTORS' ATTENDANCE AT MEETINGS

The number of meetings of the Board of Directors and of Board Committees during the year was:

Board or Committee	No. of Meetings
Full Board	5
Audit Committee	2
Remuneration Committee	1

The attendances of Directors at meetings of the Board and its Committees were:

	Full Board	Audit	Remuneration
Arthur Emmett	5	2	1
Chris Belyea	5	-	-
Evert Vos	4 (5)	-	-
Frank Ng	5	-	-
Peter Darvall	2 (2)	1 (1)	-
Roland Scollay	3 (3)	1 (1)	1

Where a Director did not attend all meetings of the Board or relevant Committee, the number of meetings for which the Director was eligible to attend is shown in brackets. Peter Darvall retired as a Director of the Board and as a member of the Audit and Remuneration Committees on 19 November 2002. Roland Scollay was appointed to the Board and as a member of the Audit and Remuneration Committees on 19 November 2002.

DIVIDENDS

No amounts have been recommended by the Directors that should be paid by way of dividend by the Company during the period under review.

No cash dividends have been paid or declared since the beginning of the financial year by the Company.

SHARE OPTIONS

During the period under review the following options were issued pursuant to the Metabolic Employee Share Option Plan:

Issue Date:	22 November 2002
No. of Options:	250,000
Expiry Date:	22 October 2007
Exercise Price:	90¢
Issue Date:	17 January 2003
No. of Options:	280,000
Expiry Date:	17 December 2007
Exercise Price:	90¢

Further details of shares and options issued, *acquired or disposed of during the year are* set out in note 7 of the notes to the financial statements and form part of this report.

DIRECTORS' AND OFFICERS' REMUNERATION

Remuneration of Directors and Senior Executives of the Company is established by the Remuneration Committee which is authorised to determine the remuneration of Directors and Senior Executives taking into account market factors and a review of performance. The Remuneration Committee may seek independent remuneration advice. For Executive Directors and Officers, remuneration packages generally comprise salary and superannuation. Directors and Officers were also provided with longer term incentives through the issue to them of Options *prior to the initial public offering of the* Company and the subsequent issue to them of Options pursuant to the Metabolic Employee Share Option Plan. These Options act to align the actions of Directors and Officers with the interests of shareholders.

The Board is responsible for reviewing its own performance. The Non-Executive Directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other Senior Executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of remuneration provided to Directors are shown in the table below.

	A. Emmett	C. Belyea	E. Vos	F. Ng	P. Darvall	R. Scollay
Directors fees	38,500	-	30,000	15,000	5,747	9,253
Salary ($)	-	200,016	-	-	-	-
Superannuation ($)	3,465	18,001	-	1,350	-	-
Consulting ($)	-	-	97,261	50,000	-	-
Options–amortised cost ($) (a)	10,520	30,450	30,450	30,450	7,612	-
% of remuneration	20.0%	12.3%	19.3%	31.5%	57.0%	-
Total ($)	52,485	248,467	157,711	96,800	13,359	9,253

Details of remuneration provided to the four most highly paid executive officers of the company are shown in the table below.

	D. Kenley	M. Saleh	C. Herd	M. Heffernan
Salary ($)	75,000	42,282	130,000	75,016
Superannuation ($)	6,750	3,805	11,700	6,751
Options – amortised cost ($) (a)	22,838	5,949	6,881	14,041
% of remuneration	21.8%	11.4%	4.6%	14.7%
Total ($)	104,588	52,036	148,581	95,808

(a) The Company has adopted the fair value measurement provisions of ED 108 'Share-based Payment' prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2002. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures). Prior to 1 July 2002, the Company disclosed the fair value of option grants using the Black Scholes option pricing model but did not allocate those values over the vesting period. Rather, the full fair value of the grant was disclosed as an emolument in the year of grant. As a result, included in the amounts disclosed above as option emoluments in relation to the 2003 financial year, are amounts related to unexpired options that were granted and therefore also disclosed as part of emoluments in prior years. This is a transition to allocate such amounts over the vesting period rather than disclosure of the full amount as emoluments in the year of the grant.

From 1 July 2002, options granted as part of director and executive emoluments have been valued using the Black Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. For further details, refer to Note 13 to the financial statements.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the period under review, the Company indemnified its Directors, the Company Secretary and Executive Officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors and the Company Secretary against any liability incurred by them in their capacity as directors or company secretary in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, the Company Secretary and Executive Officers for the period under review. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of Metabolic Pharmaceuticals Limited is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company on behalf of its shareholders.

To ensure the Board is well equipped to discharge its responsibilities it has guidelines for the nomination and selection of directors and for the operation of the Board.

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- the Board should comprise at least three directors and should maintain a majority of non-executive directors
- the chairperson must be a non-executive director
- the Board should comprise directors with an appropriate range of qualifications and expertise.

Remuneration Committee

The Remuneration Committee, comprising non-executive directors, is responsible for regularly determining and reviewing performance and compensation arrangements for the directors and senior executives. The members of the Remuneration Committee during the year were Dr Arthur Emmett and Professor Peter Darvall (retired 19 November 2002) and Dr. Roland Scollay who was appointed on 19 November 2002.

Audit Committee

The Board has established an Audit Committee. It is the Audit Committee's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial statements. All members of the Audit Committee are Non-Executive Directors. The members of the Audit Committee during the year were Dr Arthur Emmett and Professor Peter Darvall (retired 19 November 2002) and Dr. Roland Scollay who was appointed on 19 November 2002.

The Audit Committee is also responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half year statutory review.

Board Responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place for an effective risk management system.

The responsibility for the operation and administration of the Company is delegated by the Board to the Managing Director and executive team. The Board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the Managing Director and executive team.

The Board will also ensure that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has procedures to allow directors, in the furtherances of their duties, to seek independent professional advice at the Company's expense.

Monitoring of the Board's Performance

Policies and procedures in place with respect to monitoring the performance of the Board are set out in the section of this report headed 'Directors' and Officers' Remuneration'.

Board's Communication to Shareholders

The Board of Directors aims to ensure that communication to shareholders is provided through:

- regular progress reports distributed to all shareholders
- the annual report which is distributed to all shareholders
- the half yearly report provided to the Australian Stock Exchange
- the annual general meeting and other meetings so called to obtain approval for Board actions as appropriate.

A policy has also been adopted where the communications described above and relevant announcements made by the Company to the Australian Stock Exchange are posted to Metabolic's website (www.metabolic.com.au).

Policy Concerning Trading in Company Securities

The Company has a formal policy in place governing trading practices in Metabolic's shares by directors, officers and employees. This policy complements the requirements of the law in this area and the requirements under the Corporations Act and the ASX Listing Rules to disclose any trading undertaken by directors or their related entities in the Company's securities.

ASX Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations

The Company has addressed the best practice recommendations made by the ASX (as issued by the ASX in March 2003) and has posted its corporate governance policies (effective 1 July 2003) to Metabolic's website.

ENVIRONMENTAL REGULATIONS

The Company is not subject to significant environmental regulations.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic Pharmaceuticals Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This annual report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this annual report for the period ended 30 June 2003.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Except as otherwise set out in this report, the Directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

SIGNIFICANT EVENTS AFTER BALANCE DATE

(a) On 15 May 2003, the Company obtained a waiver from Australian Stock Exchange Limited (ASX) from listing rule 6.23.3 to the extent necessary to permit the Company to seek shareholder approval to cancel 1,200,000 of the Original Options granted to officers and executives issued prior to the Company's float on ASX under the Company's Prospectus dated 17 August 1998 and Supplementary Prospectus dated 21 October 1998. These Original Options were held by Directors Christopher Belyea, Frank Ng, Evert Vos and Arthur Emmett, Company Secretary David Kenley and former Director Peter Darvall (as trustee on behalf of Monash University) and had an exercise price of 43.33¢ per option and expiry date of 31 July 2003.

At a General Meeting on 27 July 2003 shareholders ratified the cancellation of 1,200,000 of the Original Options and the issue of the same number of options to the relevant option holders with an exercise price of 55¢ and expiry date of 31 July 2005.

(b) Prior to 30 June 2003 the sum of $294,718.20 was received in relation to the exercise of 1,473,591 options expiring 31 July 2003 and the shares relating to the exercise of these options were issued subsequent to the period under review

(c) Subsequent to the period under review $8,852,850.40 was received from the exercise of 44,264,252 options expiring on 31 July 2003 with an exercise price of 20¢ per option.

(d) Subsequent to the period under review the Industry Research and Development Board approved a grant to the Company under the Commonwealth Government's R&D START Program to be used in the conduct of the Phase 2B clinical trial of obesity drug AOD9604. Following completion of funding agreement documentation, the Company will be granted up to $2.1 million in dollar-for-dollar funding in the financial year 2003/2004.

QUOTATION OF THE COMPANY'S SHARES

The Company has been granted official quotation for its shares and options on the ASX.

CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares, incorporated and domiciled in Australia.

EMPLOYEES

The number of full time equivalents employed by the Company as at 30 June 2003 was 10 (2002: 9).

This report has been signed in accordance with a Resolution of the Directors made on 26 August 2003.

For and on behalf of the Board.



CHRIS BELYEA
DIRECTOR

MELBOURNE,
26 AUGUST, 2003

Directors' Declaration

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

(a) The financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

 (i) giving a true and fair view of the Company's financial position as at 30 June 2003 and its performance for the year ended on that date; and

 (ii) complying with Accounting Standards and Corporations Regulations 2001.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.



CHRIS BELYEA
DIRECTOR

MELBOURNE,
26 AUGUST, 2003


metabolic

ANNUAL FINANCIAL REPORT

For the year ended 30 June 2003

Table of Contents

STATEMENT OF FINANCIAL POSITION at 30 June 2003

	Note	30 June 2003 $	30 June 2002 $
CURRENT ASSETS			
Cash assets	3(a)	6,849,627	12,074,655
Receivables	3(b)	25,703	81,743
Other	3(c)	312,525	161,089
Total Current Assets		7,187,855	12,317,487
NON-CURRENT ASSETS			
Property, plant and equipment	4(a)&(b)	286,491	296,844
Total Non-Current Assets		286,491	296,844
Total Assets		7,474,346	12,614,331
CURRENT LIABILITIES			
Payables	5	1,160,084	429,694
Provisions	6	38,474	36,066
Total Current Liabilities		1,198,558	465,760
NON-CURRENT LIABILITIES			
Provisions	6	14,581	-
Total Non-Current Liabilities		14,581	-
Total Liabilities		1,213,139	465,760
Net Assets		6,261,207	12,148,571
EQUITY			
Contributed equity	7	30,550,838	27,868,129
Reserves	8	281,972	281,966
Accumulated losses	7	(24,571,603)	(16,001,524)
Total Equity		6,261,207	12,148,571

STATEMENT OF FINANCIAL PERFORMANCE at 30 June 2003

	Note	30 June 2003 $	30 June 2002 $
Revenue from ordinary activities	2	585,050	374,627
Research and development expenses	2	(8,013,887)	(3,996,243)
Overhead expenses		(1,141,242)	(609,660)
Write off of intangible asset	1.2	-	(1,500,000)
Loss from ordinary activities before income tax expense		(8,570,079)	(5,731,276)
Income tax expense relating to ordinary activities	9	-	-
Loss from ordinary activities after related income tax expense		(8,570,079)	(5,731,276)
Extraordinary items after related income tax expense		-	-
Net loss		(8,570,079)	(5,731,276)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(8,570,079)	(5,731,276)
Net increase in option premium reserve	8	6	1
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners as owners		(8,570,073)	(5,731,275)
Basic earnings per share (cents per share)	11	(5.35)	(3.87)
Diluted earnings per share (cents per share)	11	(5.35)	(3.87)

STATEMENT OF CASH FLOWS at 30 June 2003

	Note	30 June 2003 $	30 June 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(8,767,678)	(5,250,413)
GST refund received		295,461	189,492
Interest received		502,443	338,337
Grant Income		138,647	-
Net operating cash flows	12 (b)	(7,831,127)	(4,722,584)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(76,615)	(295,893)
Net investing cash flows		(76,615)	(295,893)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share and option issues		2,682,714	12,040,125
Share issue costs paid		-	(568,475)
Net financing cash flows	12 (c)	2,682,714	11,471,650
Net increase/(decrease) in cash held		(5,225,028)	6,453,173
Cash at the beginning of the financial year		12,074,655	5,621,482
Cash at the end of the financial year	12 (a)	6,849,627	12,074,655

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 (a) Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

The financial statements of the company have been prepared on a going concern basis. The company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of the company, including the future value of the shares and options issued.

The going concern basis assumes that future capital raisings will be available to enable the company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the company's projects.

1.1 (b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to the provision for employee benefits.

The company has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the company measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to increase employee benefit liabilities and to increase the employee benefits expense by an immaterial amount.

1.2 Intangible Asset

In the prior financial period for the year ended 30 June 2002 the company adopted AASB 1011 "Accounting for Research and Development Costs" and Urgent Issues Group Abstract 44 "Acquisition of In-Process Research and Development" for the first time in assessing the carrying value of the intangible asset of $1.5 million. The effect of the revised policy was to write off the intangible asset of $1.5 million.

1.3 Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.4 Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have not been discounted to their net present values.

1.5 Income Tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the statement of financial performance represents the tax on the pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes.

The benefit arising from estimated carry forward tax losses has not been recognised as a future income tax benefit asset, as realisation of such benefit is not considered virtually certain.

1.6 Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

1.7 Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

NOTES TO THE FINANCIAL STATEMENTS Year ended 30 June 2003

1.8 Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

1.9 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

1.10 Research and Development

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Patent costs are expensed as incurred.

1.11 Plant and Equipment

Plant and equipment are carried at cost and are depreciated over their useful economic lives as follows:

Life	Method	
Office equipment	3 - 10 years	Straight line
Laboratory plant and equipment	5 years	Straight line

1.12 Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Long service leave has been brought to account in the current year as the company has been in operation for approximately 5 years.

1.13 Financial Instruments Included In Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

1.14 Financial Instruments Included In Assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

1.15 Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

1.16 Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive ordinary shares.

1.17 Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

AASB 1028

As a result of the first time application of the revised AASB 1028 "Employee Benefits", comparatives for employee options, as set out in Note 10, have been classified and positioned to be consistent with current year disclosures.

	30 June 2003 $	30 June 2002 $
NOTE 2. REVENUE AND EXPENSES		
Operating loss from ordinary activities is after crediting the following revenues:		
Revenues from ordinary activities:		
Interest income from unrelated parties	446,403	374,627
Grant received	138,647	-
	585,050	374,627
Operating loss from ordinary activities is after charging the following expenses:		
Bank charges	5,687	5,766
Provision for employee entitlements	16,989	6,282
Research and development expense	8,013,887	3,996,243
Depreciation of laboratory plant and equipment	57,965	19,062
Depreciation of office equipment	29,003	18,859
Write off of intangible asset (note 1.2)	-	1,500,000

NOTE 3. CURRENT ASSETS

	30 June 2003 $	30 June 2002 $
(a) Cash Assets		
Cash	6,529,627	176,779
Term deposits (i)	320,000	11,897,876
	6,849,627	12,074,655

(i) The term deposits mature within 30 to 110 days and have interest rates of 4.25% (2002: term deposit rates between 4.12% and 4.98%).

	30 June 2003 $	30 June 2002 $
(b) Receivables		
Interest receivable	25,703	81,743
(c) Other Assets		
Prepayments	208,618	65,832
Security deposits	15,488	15,330
Other	88,419	79,927
	312,525	161,089

NOTES TO THE FINANCIAL STATEMENTS year ended 30 June 2003

	Note	30 June 2003 $	30 June 2002 $
NOTE 4. PROPERTY, PLANT AND EQUIPMENT			
(a) Office Equipment			
(i) Cost			
Opening balance		93,054	54,260
Additions		30,427	38,794
Closing balance		123,481	93,054
(ii) Accumulated Depreciation			
Opening balance		(34,248)	(15,389)
Depreciation for the year		(29,003)	(18,859)
Closing balance		(63,251)	(34,248)
Net Book Value – Office Equipment		60,230	58,806
(b) Laboratory, Plant & Equipment			
(i) Cost			
Opening balance		257,100	–
Additions		46,188	257,100
Closing balance		303,288	257,100
(ii) Accumulated Depreciation			
Opening balance		(19,062)	–
Depreciation for the year		(57,965)	(19,062)
Closing balance		(77,027)	(19,062)
Net Book Value – Laboratory, Plant and Equipment		226,261	238,038
Net Book Value – Fixed Assets		286,491	296,844

NOTE 5. PAYABLES

	Note	30 June 2003 $	30 June 2002 $
Accrued expenses (unsecured)	19	1,155,539	369,961
Payable to Directors		4,545	59,733
Total payables		1,160,084	429,694

NOTE 6. PROVISIONS (CURRENT & NON CURRENT)

	30 June 2003 $	30 June 2002 $
Current		
Annual Leave	38,474	36,066
Non Current		
Long Service Leave	14,581	–
Total Provisions	53,055	36,066

NOTE 7. CONTRIBUTED EQUITY

	30 June 2003 $	30 June 2002 $
Contributed equity at beginning of year	27,868,129	16,396,479
Shares issued during the year	2,387,991	12,040,125
Monies held in trust for issue of shares	294,718	–
Share and option issue costs paid	–	(568,475)
Contributed equity at end of year	30,550,838	27,868,129

Movement in contributed equity for the year

	Number of Shares	
On issue at start (a)	158,732,899	140,444,748
Issued during the year	–	15,777,700
Options converting to ordinary shares	11,839,645	2,510,451
On issue at end	170,572,544	158,732,899

Equity	$	$
Total equity at the beginning of the financial year	12,148,571	6,408,197
Transactions with owners as owners:		
Contributed equity arising from share issues	2,387,991	12,040,125
Contributed equity arising from monies held in trust for issue of shares	294,724	–
Transaction costs recognised as a reduction in equity	–	(568,475)
Total changes in equity recognised in the Statement of Financial Performance	(8,570,079)	(5,731,276)
Total equity at reporting date	6,261,207	12,148,571

Accumulated Losses

	30 June 2003 $	30 June 2002 $
Retained profits at the beginning of the financial year	(16,001,524)	(10,270,248)
Net loss	(8,570,079)	(5,731,276)
Retained profits at the end of the financial year	(24,571,603)	(16,001,524)

NOTE 7. CONTRIBUTED EQUITY (CONTINUED)

Options over Ordinary Shares — **No. of Options**

Date of Issue		23/07/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	1998/1999	28/10/98	Total
On issue at beginning of the year		-	-	-	250,000	180,000	250,000	2,050,000	1,639,612	57,973,573	1,387,538	63,730,723
Issued during the year (a), Note 8(a)		-	280,000	250,000	-	-	-	-	-	-	-	530,000
Exercised during the year (b)		-	-	-	-	-	-	-	(48,454)	(11,753,653)	(37,538)	(11,839,645)
Outstanding and exercisable at balance date		-	280,000	250,000	250,000	180,000	250,000	2,050,000	1,591,158	46,219,920	1,350,000	52,421,078
Issued subsequent to balance date (c)(ii)		1,200,000	-	-	-	-	-	-	-	-	-	1,200,000
Exercised subsequent to balance date		-	-	-	-	(40,000)	-	-	(21,077)	(45,737,843)	(92,308)	(45,891,228)
Cancelled subsequent to balance date (c)(i), (d)		-	-	(100,000)	-	(60,000)	-	-	(8,077)	(482,077)	(1,257,692)	(1,907,846)
Outstanding and exercisable at date of Directors' Report		1,200,000	280,000	150,000	250,000	80,000	250,000	2,050,000	1,562,004	-	-	(5,822,004)
Number of recipients		6	4	2	1	2	1	10	11	2,332	11	
Exercise price		55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	20¢	43.33¢	
Exercise period:	From	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	26/11/98	28/10/98	
	To	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	
Expiration date		31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	

During the period under review:

(a) 250,000 options were issued on 22 November 2002 as part of the Metabolic Employees Share Option Plan. The option holders are entitled to purchase one ordinary share at a price of $0.90 with an expiration date of 22 October 2007.

280,000 options were also issued on 17 January 2003 as part of the Metabolic Employees Share Option Plan. The option holders are entitled to purchase one ordinary share at a price of $0.90 with an expiration date of 17 December 2007.

(b) The following options were exercised:

(i) 11,753,653 ordinary options (issued 1998/1999) with an exercise price of 20¢.

(ii) 37,538 employee options (issued 28/10/98) with an exercise price of 43.33¢.

(iii) 48,454 employee options (issued 10/3/00) with an exercise price of 43.33¢.

(c) On 15 May 2003, the Company obtained a waiver from Australian Stock Exchange Limited (ASX) from listing rule 6.23.3 to the extent necessary to permit the Company to seek shareholder approval to cancel 1,200,000 of the Original Options granted to officers and executives issued prior to the Company's float on ASX under the Company's Prospectus dated 17 August 1998 and Supplementary Prospectus dated 21 October 1998. These Original Options were held by Directors Christopher Belyea, Frank Ng, Evert Vos and Arthur Emmett, Company Secretary David Kenley and former Director Peter Darvall (as trustee on behalf of Monash University) and had an exercise price of 43.33¢ per option and expiry date of 31 July 2003.

At a General Meeting on 27 July 2003 shareholders ratified:

(i) The cancellation of 1,200,000 of the Original Options.

(ii) The issue of 1,200,000 replacement options to the relevant option holders with an exercise price of 55¢ and expiry date of 31 July 2005.

NOTE 7. CONTRIBUTED EQUITY (CONTINUED)

(d) The following options were cancelled subsequent to balance date:

(i) employee options:
- 57,692 employee options (issued 28/10/98) with an exercise price of 43.33¢.
- 8,077 employee options (issued 10/3/00) with an exercise price of 43.33¢.
- 60,000 employee options (25/5/01) with an exercise price of 80¢.
- 100,000 employee options (issued 22/11/02) with an exercise price of 90¢.

(ii) 482,077 options (issue date 1998/1999) with an exercise price of 20¢ were unexercised as at their expiry date of 31 July 2003

NOTE 8. RESERVES

	30 June 2003 $	30 June 2002 $
Option premium reserve	281,972	281,966
Total reserves	281,972	281,966
Movement in option premium reserve:		
Balance at beginning of period	281,966	281,965
Issue of options during the period (a)	6	1
Balance at end of period	281,972	281,966

(a) 250,000 options were issued for a consideration of $1.00 per subscriber (total $2) on 22 November 2002 to Metabolic Pharmaceuticals Limited employees. See Note 7 and 13(b)(ii) and (iii) for details of exercise and expiration dates.

280,000 options were issued for a consideration of $1.00 per subscriber (total $4) on 17 January 2003 to Metabolic Pharmaceuticals Limited employees. See Note 7 for details of exercise and expiration dates.

NOTE 9. INCOME TAX

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

	30 June 2003 $	30 June 2002 $
Loss from ordinary activities before income tax	(8,570,079)	(5,731,276)
Prima facie tax calculated at 30% (2002: 30%)	(2,571,023)	(1,719,383)
Tax effect of permanent differences:		
Research and development	(427,397)	(59,134)
Write off of intangible asset	-	450,000
Listing expenses	8,933	7,627
Entertainment expenses	2,024	1,176
Tax losses not brought to account	2,987,463	1,319,714
Income tax attributable to loss from ordinary activities	-	-
The estimated potential future income tax benefit at period end calculated at 30% (2002: 30%) in respect of tax losses not brought to account is:	7,679,992	4,395,232

	Note	30 June 2003 $	30 June 2002 $

NOTE 9. INCOME TAX (CONTINUED)

This benefit of the tax losses will only be realised if:

(i) the company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised:

(ii) the company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the company in realising the benefit.

The estimated tax effect of the balance of timing differences not brought to account at period end are a future income tax benefit of $15.592 (2002: $14.720) and provision for deferred income tax of $2.859 (2002: $26.594).

NOTE 10. EMPLOYEE BENEFITS RECOGNISED

The aggregate employee benefit liability is comprised of:

	Note	30 June 2003 $	30 June 2002 $
Provisions (Current)	6	38,474	36,066
Provisions (Non-current)	6	14,581	-
		53,055	36,066

The number of full time equivalents employed at 30 June 2003 was 10 (2002: 9).

Employee Share Incentive Scheme

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to directors, executives and certain members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 4 years 6 months to 4 years 11 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

10. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(a) Employee Options 30 June 2003

(i) Employee options over Ordinary Shares (No. of Options)

Date of Issue	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	Total
On issue at beginning of the year	-	-	-	250,000	180,000	250,000	450,000	481,920	395,230	2,007,150
Issued during the year	-	280,000	250,000	-	-	-	-	-	-	530,000
Exercised during the year (ii)	-	-	-	-	-	-	-	(48,454)	(37,538)	(85,992)
Outstanding at balance date and exercisable	-	280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,451,158
Issued subsequent to balance date	207,692	-	-	-	-	-	-	-	-	207,692
Exercised subsequent to balance date	-	-	-	-	(40,000)	-	-	(21,077)	(92,308)	(153,385)
Cancelled subsequent to balance date	-	-	(100,000)	-	(60,000)	-	-	(8,077)	(265,384)	(433,461)
Outstanding at date of Directors' Report and exercisable	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	-	2,072,004
Number of recipients	1	4	2	1	2	1	5	6	6	
Exercise price	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	43.33¢	
Exercise period: From	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
To	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) The following table summarises information about options exercised by employees during the year ended 2003:

Options exercised										
Number of shares issued										
Issue date: 26/3/03	-	-	-	-	-	-	-	8,074	-	-
29/7/02	-	-	-	-	-	-	-	40,380	-	-
30/9/02	-	-	-	-	-	-	-	-	23,692	-
30/1/03	-	-	-	-	-	-	-	-	11,540	-
27/3/03	-	-	-	-	-	-	-	-	2,306	-
Proceeds from shares issued										
Issue date: 26/3/03	-	-	-	-	-	-	-	$ 3,498	-	-
29/7/02	-	-	-	-	-	-	-	$17,497	-	-
30/9/02	-	-	-	-	-	-	-	-	$10,266	-
30/1/03	-	-	-	-	-	-	-	-	$ 5,000	-
27/3/03	-	-	-	-	-	-	-	-	$ 999	-
Fair value of shares issued										
Issue date: 26/3/03	-	-	-	-	-	-	-	$5,490	-	-
29/7/02	-	-	-	-	-	-	-	$30,285	-	-
30/9/02	-	-	-	-	-	-	-	-	$16,584	-
30/1/03	-	-	-	-	-	-	-	-	$9,001	-
27/3/03	-	-	-	-	-	-	-	-	$1,545	-

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

10. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(b) Employee Options 30 June 2002

(i) Employee options over Ordinary Shares (No. of Options)

Date of Issue		14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	Total
On issue at beginning of the year		250,000	180,000	250,000	450,000	498,076	439,000	2,067,076
Issued during the year		-	-	-	-	-	-	-
Exercised during the year (ii)		-	-	-	-	(16,156)	(43,770)	(59,926)
Forfeited during the year		-	-	-	-	-	-	-
Outstanding at balance date and exercisable		250,000	180,000	250,000	450,000	481,920	395,230	2,007,150
Exercised subsequent to balance date		-	-	-	-	(40,380)	-	(40,380)
Outstanding at date of Directors' Report and exercisable		250,000	180,000	250,000	450,000	441,540	395,230	1,966,770
Number of recipients		1	2	1	5	6	6	
Exercise price		90c	80c	80c	80c	43.33c	43.33c	
Exercise period:	From	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
	To	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date		14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) The following table summarises information about options exercised by employees during the year ended 2002

Options exercised

Number of shares issued							
Issue date: – 14/12/01	-	-	-	-	-	-	23,000
– 2/4/02	-	-	-	-	-	-	20,770
– 2/4/02	-	-	-	-	-	16,156	-
Proceeds from shares issued							
Issue date: – 14/12/01	-	-	-	-	-	-	$ 9,966
– 2/4/02	-	-	-	-	-	-	$ 9,000
– 2/4/02	-	-	-	-	-	$ 7,000	-
Fair value of shares issued							
Issue date: – 14/12/01	-	-	-	-	-	-	$16,790
– 2/4/02	-	-	-	-	-	-	$25,329
– 2/4/02	-	-	-	-	-	$13,248	-

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

NOTE 11. EARNINGS PER SHARE

	30 June 2003 $	30 June 2002 $
Basic earnings per share (cents per share)	(5.35)	(3.87)
Diluted earnings per share (cents per share)(i)	(5.35)	(3.87)
(a) The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted earnings per share	(8,570,079)	(5,731,276)
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	160,294,776	148,001,775
Effect of dilutive securities:		
Share options	34,098,948	44,454,084
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share.	3,260,000	2,730,000

(i) Potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive.

NOTE 12. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation Of Cash

For the purpose of the statement of cash flows, cash includes cash at bank and investments in money market instruments. The company has no borrowings. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	30 June 2003 $	30 June 2002 $
Cash at bank	6,529,627	176,779
Short term deposits	320,000	11,897,876
	6,849,627	12,074,655

(b) Reconciliation Of Net Operating Cash Flow Activities To Operating Loss After Income Tax

	30 June 2003 $	30 June 2002 $
Net loss	(8,570,079)	(5,731,276)
Adjustments for non-cash income and expense items		
Depreciation	86,968	37,920
Write off of intangible asset	-	1,500,000
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	56,040	(36,291)
(Increase)/decrease in other assets	(151,436)	(144,097)
Increase/(decrease) in trade creditors	730,390	(355,123)
Increase/(decrease) in employee provisions	16,990	6,283
Net cash used in operating activities	(7,831,127)	(4,722,584)

NOTE 12. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(c) Financing And Investing Activities

During the year 11,753,653 ordinary options (2002: 2,450,525) and 85,992 employee options (2002: 59,926) were exercised resulting in the company issuing 11,839,645 ordinary shares.

(d) Foreign Currency Dealing Facility

The company has access to a foreign currency dealing facility to the value of AUD$150,000. The facility was not utilised during the year.

NOTE 13. DIRECTORS AND EXECUTIVES REMUNERATION

(a) Income of Directors

The number of directors of the company who were paid, or due to be paid remuneration directly or indirectly from the company or any related corporation, as shown in the following bands were:

	2003	2002
$ 0 – 10,000	1	–
$ 10,000 – 19,999	1	1
$ 40,000 – 49,999	–	1
$ 50,000 – 59,999	1	1
$ 90,000 – 99,999	1	–
$ 150,000 – 159,999	1	–
$ 160,000 – 169,999	–	1
$ 190,000 – 199,999	–	1
$ 240,000 – 249,999	1	–

The aggregate remuneration of the directors referred to in the above bands was $568,075.93 (2002: $467,731).

The company has adopted the fair value measurement provisions of ED 108 "Share-based Payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2002. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. *forfeitures*). *Prior to 1 July 2002, the company disclosed the fair value of option grants using the Black Scholes option-pricing* model but did not allocate those values over the vesting period. Rather, the full fair value of the grant was disclosed as an emolument in the year of grant. As a result, included in the amounts disclosed above as option emoluments in relation to the 2003 financial year, are amounts related to unexpired options that were granted and therefore also disclosed as part of emoluments in prior years as well. This is a transition to allocate such amounts over the vesting period rather than disclosure of the full amount as emoluments in the year of the grant.

NOTE 13. DIRECTORS AND EXECUTIVES REMUNERATION (CONTINUED)

From 1 July 2002, options granted as part of director and executive emoluments have been valued using the Black Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. For the year ended 30 June 2003 the amortised value of options granted to directors are summarised as follows:

	A Emmett	C Belyea	E Vos	F Ng	P Darvall	R Scollay
Options granted (number) (i)	92,308	276,923	276,923	276,923	69,231	–
Value for year ended. 30.6.03 ($)(i)	**233**	**700**	**700**	**700**	**175**	–
Options granted (number) (ii)	107,692	323,077	323,077	323,077	80,769	–
Value for year ended. 30.6.03 ($)(ii)	**9,620**	**28,861**	**28,861**	**28,861**	**7,215**	–
Options granted (number) (iii)	300,000	400,000	400,000	400,000	100,000	–
Value for year ended. 30.6.03 ($)(iii)	**667**	**889**	**889**	**889**	**222**	–
Total ($)	**10,520**	**30,450**	**30,450**	**30,450**	**7,612**	–

(i) Options granted 28/10/98 expiring on 31/7/03 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.012 per option.

(ii) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(iii) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

(b) Income of Executives

	2003	2002
$ 40,000 – 49,999	–	1
$ 50,000 – 59,999	1	–
$ 60,000 – 69,999	–	1
$ 70,000 – 79,999	–	–
$ 80,000 – 89,999	–	1
$ 90,000 – 99,999	1	1
$ 100,000 – 109,999	1	–
$ 140,000 – 149,999	1	–

Income of executives comprises amounts paid or payable to executive officers domiciled in Australia, directly or indirectly, by the company or any related party in connection with the management of the affairs of the company.

NOTE 13. DIRECTORS AND EXECUTIVES REMUNERATION (CONTINUED)

	D Kenley	M Saleh	C Herd	M Heffernan
Options granted (number) (a)	207,692	–	–	34,616
Value for year ended. 30.6.03 ($)(a)	525	–	–	87
Options granted (number) (b)	242,308	–	–	40,384
Value for year ended. 30.6.03 ($)(b)	21,646	–	–	3,608
Options granted (number) (c)	300,000	–	–	–
Value for year ended. 30.6.03 ($)(c)	667	–	–	–
Options granted (number) (d)	–	250,000	–	–
Value for year ended. 30.6.03 ($)(d)	–	5,949	–	–
Options granted (number) (e)	–	–	–	100,000
Value for year ended. 30.6.03 ($)(e)	–	–	–	7,832
Options granted (number) (f)	–	–	250,000	–
Value for year ended. 30.6.03 ($)(f)	–	–	4,108	–
Options granted (number) (g)	–	–	150,000	100,000
Value for year ended. 30.6.03 ($)(g)	–	–	2,773	2,515
Total ($)	22,838	5,949	6,881	14,011

(a) Options granted 28/10/98 expiring on 31/7/03 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.012 per option.

(b) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(c) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

(d) Options granted 11/12/00 expiring on 11/11/05 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.117.

(e) Options granted 25/5/01 expiring on 25/4/06 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.385.

(f) Options granted 14/12/01 expiring on 14/11/06 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.0808.

(g) Options granted 22/11/02 expiring on 22/10/07 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.212.

NOTE 14. RELATED PARTY DISCLOSURES

(a) The following persons held the position of director of Metabolic Pharmaceuticals Limited since the date of Incorporation:

Dr Arthur Emmett
Associate Prof Frank Ng
Dr Chris Belyea
Dr Evert Vos

Prof Peter Darvall retired as a director on 29 November 2002.
Dr. Roland Scollay was appointed as a director on 29 November 2002.

NOTE 14. RELATED PARTY DISCLOSURES (CONTINUED)

(b) Directors' share and option holdings

	30 June 2003 $	30 June 2002 $
(i) Share options		
Options on issue at beginning of period	992,308	992,308
Options outstanding at period end	992,308	992,308
Employee Share Options		
Options on issue on issue at beginning of period	2,757,692	2,757,692
Options outstanding at period end	2,757,692	2,757,692
Subscriber options		
Option on issue at beginning of period		
– directly	30,000	30,000
– indirectly	191,500	191,500
Options exercised during period		
– directly	(30,000)	
– indirectly	(55,000)	
Options outstanding at period end	136,500	221,500
(ii) Ordinary shares		
Ordinary shares at beginning of period:		
– directly	20,000	20,000
– indirectly	86,000	51,000
Ordinary shares acquired by the directors from the entity during the year via on-market purchases:		
– indirectly	–	35,000
Ordinary shares issued to directors upon exercise of subscriber options:		
– directly	30,000	–
– indirectly	55,000	–
	191,000	106,000
Ordinary shares held by the directors at the end of the period		
– directly	50,000	20,000
– indirectly	141,000	86,000
	191,000	106,000

(c) Corporate Information

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

	30 June 2003 $	30 June 2002 $
NOTE 15. REMUNERATION OF AUDITORS		
Amounts received, or due and receivable, for the audit and review of the financial reports by:		
– Ernst & Young	20,400	13,000
– Arthur Andersen	-	6,800
Total for entity auditors	20,400	19,800
Amounts received, or due and receivable for other services by:		
– Ernst & Young	2,000	-
– Arthur Andersen	-	2,695
Total for entity auditors	22,400	22,495

NOTE 16. SEGMENT INFORMATION

The company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively and relevant financial information is presented in the Statement of Financial Position and Statement of Financial Performance.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

NOTE 18. COMMITMENTS

	30 June 2003 $	30 June 2002 $
(a) Operating office lease expenditure contracted for is payable:		
– Within the period of one year	58,300	82,104
– Within the period of 2 to 5 years	55,908	130,656
(b) Commitments to various contractors and suppliers payable:		
– Within the period of one year	2,546,497	534,742
– Within the period of 2 to 5 years	-	28,475

NOTE 19. FOREIGN CURRENCY EXPOSURE

Australia Dollar equivalent of amounts payable in foreign currency recorded as payables which are not effectively hedged:

	30 June 2003 $	30 June 2002 $
United States Dollars	28,792	144,527
British Pounds	326,987	27,952
Canadian Dollars	-	12,351
Euros	9,152	22,621

NOTE 20. SUBSEQUENT EVENTS

(a) On 15 May 2003, the Company obtained a waiver from Australian Stock Exchange Limited (ASX) from listing rule 6.23.3 to the extent necessary to permit the Company to seek shareholder approval to cancel 1,200,000 of the Original Options granted to officers and executives issued prior to the Company's float on ASX under the Company's Prospectus dated 17 August 1998 and Supplementary Prospectus dated 21 October 1998. These Original Options were held by Directors Christopher Belyea, Frank Ng, Evert Vos and Arthur Emmett, Company Secretary David Kenley and former Director Peter Darvall (as trustee on behalf of Monash University) and had an exercise price of 43.33¢ per option and expiry date of 31 July 2003.

At a General Meeting on 27 July 2003 shareholders ratified the cancellation of 1,200,000 of the Original Options and the issue of the same number of options to the relevant optionholders with an exercise price of 55¢ and expiry date of 31 July 2005.

(b) Prior to 30 June 2003 the sum of $294,718.20 was received in relation to the exercise of 1,473,591 options expiring 31 July 2003 and the shares relating to the exercise of these options were issued subsequent to the period under review.

(c) Subsequent to the period under review $8,852,850.40 was received in relation to the exercise of 44,264,252 options expiring on 31 July 2003 with an exercise price of 20¢ per option.

(d) Subsequent to the period under review the Industry Research and Development Board approved a grant to the Company under the Commonwealth Government's R&D START Program to be used in the conduct of the Phase 2B clinical trial of obesity drug AOD9604. Following completion of funding agreement documentation, the Company will be granted up to $2.1 million in dollar-for-dollar funding in the financial year 2003/2004.

There have been no other events that have significantly or may significantly affect the operations of the company, the results of those operations or the state of affairs of the company in subsequent financial years.

ERNST & YOUNG

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility.
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company), for the year ended 30 June 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards. In accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion
In our opinion, the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2003 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.



Ernst & Young



Denis Thorn

Partner
Melbourne
26 August 2003

SHAREHOLDINGS

The distribution of members and their holdings as at 1 September 2003 as per the Register of Members was as follows:

Category	Fully Paid Ordinary Shares No. of Holders	No. of Shares
1 – 1,000	553	460,220
1,001 – 5,000	1,995	6,153,056
5,001 – 10,000	1,098	9,237,983
10,001 – 100,000	1,543	45,299,525
100,001 – and over	166	155,312,988
Total	5,335	216,463,772
No. of holders with less than a marketable parcel	40	10,050

The twenty largest holders of Ordinary Shares as per the Register of Shareholders on 1 September 2003 were as follows:

	No of Shares	% Interest
Polychip Pharmaceuticals Pty Ltd	54,000,000	24.95%
Monash Investment Holdings Pty Ltd	27,677,520	12.79%
Jalitech Pty Ltd	8,322,480	3.84%
Cogent Nominees Pty Limited	5,842,817	2.70%
Bow Lane Nominees Pty Ltd	4,414,712	2.04%
Commonwealth Custodial Services Limited	3,617,832	1.67%
National Nominees Limited	2,508,589	1.16%
Peters Investments Pty Ltd	2,500,000	1.15%
Queensland Investment Corporation	2,500,000	1.15%
Mr Stan John Siejka	1,859,900	0.86%
Citicorp Nominees Pty Limited	1,336,200	0.62%
Mr David Kenley	1,243,708	0.57%
Mr Charles Ovadia & Mrs Maureen Ovadia	1,000,000	0.46%
Sarantina Capital Pty Limited	903,416	0.42%
JFF Steven Pty Ltd	899,467	0.42%
Capital Macquarie Pty Limited	870,997	0.40%
Jagen Pty Ltd	819,322	0.38%
Mr Barry Moran & Mrs Maureen Moran	800,000	0.37%
Harech Pty Ltd <Porter Super Fund A/C>	793,355	0.37%
Redsummer Pty Ltd	750,000	0.35%
	122,660,315	56.67%

VOTING RIGHTS

Clauses 43 to 52 of the Company's Constitution stipulate the voting rights of members. In summary but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote on a show of hands and on a poll have one vote for each share held by the member. The Company's shares are quoted on Australian Stock Exchange Limited.

DIRECTORS' INTEREST IN SHARES

As at 1 September 2003 the interest of each Director of the Company in the issued share capital and options of the Company was as follows:

	Shares held Directly	Shares held indirectly	Unlisted Options
Dr Arthur Emmett	–	136,500	500,000
Dr Chris Belyea	–	141,000	1,000,000
Dr Evert Vos	50,000	–	1,000,000
Associate Prof Frank Ng	–	8,322,480	1,000,000
Dr Roland Scollay	–	–	–

SUBSTANTIAL SHAREHOLDERS

As at 1 September 2003 the substantial shareholders of the Company were:

	No. of Shares
Polychip Pharmaceuticals Pty. Ltd.	54,000,000
Monash Investment Holdings Pty. Ltd.	27,677,520

ANNUAL
REPORT
2003

Metabolic is developing innovative therapies to satisfy large and unmet markets.

Metabolic


metabolic

ANNUAL
REPORT
2003

Metabolic Pharmaceuticals Limited
Level 3, 509 St Kilda Road
Melbourne, Victoria 3004
Phone +61 3 9860 5700



METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of Metabolic Pharmaceuticals Limited will be held at the St. Kilda Road Parkview Hotel, 562 St. Kilda Road, Melbourne, Victoria on Thursday, 30 October 2003 at 10.00 a.m.

BUSINESS

Items 1, 2 and 3 will each be proposed as ordinary resolutions.

1 **Accounts and Reports:**

To receive and consider the financial statements of the Company for the year ended 30 June 2003 and the related Directors' Report, Directors' Declaration and Auditor's Report.

2 **Resolution 2:**

Frank Ng, a director retiring by rotation in accordance with the Constitution of the Company, being eligible and having signified his candidature for the office, be and is hereby re-elected a director of the Company.

3 **Resolution 3:**

Roland Scollay, having been appointed a director on 19 November 2002, being eligible and having signified his candidature for the office, be and is hereby elected a director of the Company.

Other Business

To deal with any other business that may be brought forward in accordance with the Constitution of the Company and the Corporations Act.

PROXY NOTES

- A member has the right to appoint a proxy.
- A proxy need not be a member of the Company.
- A member who is entitled to exercise two or more votes may appoint two proxies and, in the case of such an appointment, may specify the proportion or number of votes each proxy is appointed to exercise.
- If a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes which each proxy may exercise, each proxy may exercise half of the votes.
- The proxy form must be signed by the member or the member's attorney. Proxies given by corporations must be signed either under the hand of duly authorised officers or an attorney.
- To be valid the form appointing the proxy, power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be posted or delivered to the registered office of the Company, Level 3, 509 St. Kilda Road, Melbourne, Victoria 3004 or sent by facsimile to +61 3 9860 5777 not later than 48 hours before the time for holding of the meeting.

DETERMINATION OF VOTING ENTITLEMENTS

In accordance with Regulation 7.11.37 of the Corporations Regulations, a person's entitlement to vote at the Annual General Meeting will be determined by reference to the number of fully paid ordinary shares registered in the name of that person (reflected in the register of members) as at the close of business on Tuesday, 28 October 2003, for the purposes of the meeting.

Dated the 29th day of September 2003

By order of the Board
David Kenley
Company Secretary



METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

PROXY FORM

All correspondence to:

The Company Secretary
Metabolic Pharmaceuticals Limited
Level 3 509 St. Kilda Road
Melbourne, Victoria, 3004
Telephone No: +61 3 9860 5700
Facsimile No: +61 3 9860 5777

**ANNUAL GENERAL MEETING OF SHAREHOLDERS
THURSDAY, 30 OCTOBER 2003 AT 10.00 AM**

Appointment of Proxy

I/We ______ of ______

Name of Member (as per your shareholding) Address of member

being a member/s of Metabolic Pharmaceuticals Limited (the 'Company') and entitled to attend and vote hereby appoint

☐ The Chairman of the Meeting (Mark with an 'X') **OR** ______ Write here the name of the person you are appointing if this person is **someone other than** the Chairman of the Meeting

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metabolic Pharmaceuticals Limited to be held at the St. Kilda Road Parkview Hotel, 562 St. Kilda Road, Melbourne, Victoria on Thursday, 30 October 2003 at 10.00 a.m. or at any adjournment of that meeting.

Voting directions to your proxy – please insert 'X' to indicate your directions

Ordinary Business		FOR	AGAINST	ABSTAIN
Item 1	To receive and consider the Company accounts	☐	☐	☐
Item 2	Re-elect Frank Ng as Director	☐	☐	☐
Item 3	Elect Roland Scollay as Director	☐	☐	☐

If two proxies are being appointed, complete the following sentence:

This proxy is authorised to exercise ....votes/ ....% of my/our total voting rights.

**If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

PLEASE SIGN HERE

This section MUST be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

______	______	/ / 2003
Contact Name	Contact Daytime Telephone	Date





METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

HOW TO COMPLETE THIS PROXY FORM

1 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box with an 'X'. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of Metabolic Pharmaceuticals Limited.

2 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on any item your vote on that item will be invalid.

3 Appointment of a Second Proxy

If you are entitled to cast two or more votes at this meeting, you may appoint up to two persons as proxies to attend the meeting and vote on a poll only. If you appoint two proxies, neither may vote on a show of hands. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Metabolic Pharmaceuticals Limited on +61 3 9860 5700 or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

4 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the security holders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power of Attorney with Metabolic Pharmaceuticals Limited. If you have not previously lodged the document for notation, please attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Metabolic Pharmaceuticals Limited.

Lodgement of Proxy Form

This Proxy Form (and, if applicable, any Power of Attorney, or certified copy of the Power of Attorney, under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting. Any Proxy received after that time will not be valid for the scheduled meeting.

Documents may be lodged by:

- post or delivery to Metabolic Pharmaceuticals Limited, Level 3, 509 St. Kilda Road, Melbourne, Victoria 3004; or
- facsimile to Metabolic Pharmaceuticals Limited on +61 3 9860 5777.

